Frank E. Hanson
3601 N. Fairfax Drive - #240
Arlington, Virginia 22201


January 14, 2003

In re: Auto Data Network, Inc.
       Q Filing for Nov. 30, 2002


Dear Sirs:

An extension of time to file the above Q for November 30, 2002 for Auto Data network, Inc. is needed. The reason is I have not received the necessary backup information to complete the review.

Very truly yours,

/s/ Frank Hanson
Frank E. Hanson, CPA